WF International Limited

No. 1110, 11th Floor, Unit 1, Building 7,

No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

Tel: +86 (28) 86210882

December 20, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ronald (Ron) E. Alper

Re:	WF International Limited
Registration Statement on Form F-1
Initially filed on November 8, 2023, as amended
File No. 333-275382

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WF International Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective on December 20, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Very truly yours,

/s/ Ke Chen
Name: Ke Chen
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Arentfox Schiff LLP